Arch Coal Inc.
Common Shares
039380100
July 20, 2005


CUSIP 039380100
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 288,000

6. n/a

7. 288,000

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Arch Coal Inc.
(b) One City Place Drive
    Suite 300
    St Louis, MO 63141
    United States

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 039380100

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 288,000
    (ii) n/a
    (iii) 288,000
    (iv)  n/a

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 21, 2005
Neal Nenadovic
Chief Financial Officer